INSURANCE BINDER	69563

FINANCIAL SQUARE • 32 OLD SLIP • new york, ny 10005
(212) 344-2444 • (800) 221-5830
telex: 222792 • cable: crystinscos
telecopier: (212) 425-7017

Insured’s Mailing Address	STI Classic Funds/STI Variable Trust c/o BISYS Fund Services 100 Summer Street, Suite 1500 Boston, MA 02110	Date Typed 3/2/07 By: kgr/69563 A/E: KGR Insured’s No. Telephone Confirmation	☐

Company or Agency	Federal Insurance Company c/o The Chubb Group 55 Water Street New York, NY 10041	Date With Whom

New Order ☐ Endorsement ☒ Renewal ☐ Rewrite ☐ Information Only ☐		Inception or Effective Date 3/1/07

Name (if different from mailing address)		Expiration 8/31/07 Policy No. 81948080 Company Federal Insurance Company

Location(s) (if different from mailing address)		Prepaid	☐
		Installment	☐
Premium N/A

Type of Coverage — Registered Management Investment Company Bond

Specifications -	In consideration of the premium paid, it is hereby understood and agreed that effective March 1, 2007 the Name of Assured Endorsement is amended as follows:

Coverage for Balanced Fund is hereby deleted
Quality Growth Stock Fund is renamed Select Large Cap Growth Stock Fund

All other terms and conditions remain unchanged.

Mortgagee ☐ Loss Payee ☐ Additional Insured ☐ Other ☐

Enclosure ☐	The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

Remarks ☐

For Frank Crystal & Co., Inc.	Name of Underwriter:
Refer to: Katherine G. Riddle	(Print or Type) Lisa Friscia
Signature Original Signature on File with Frank Crystal & Co., Inc.

Admitted ☒ Non-Admitted ☐	For (Insurance Company) Federal Insurance Company
Date Signed

JOINT INSURED BOND AGREEMENT
THIS AGREEMENT, made as of this 8th day of August 2006 by and between STI Classic Funds and STI Classic Variable Trust (together, the “Joint Insureds”).
WHEREAS, each of STI Classic Funds and STI Classic Variable Trust is a registered management investment company; and
WHEREAS, the board of trustees of STI Classic Funds and STI Classic Variable Trust (together, the “Boards”), including a majority of the Trustees of each Board who are not “interested persons” of such investment company as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), has authorized and approved, pursuant to Rule 17g-1 under the 1940 Act, a joint insured bond (the “Bond”); and
WHEREAS, the Joint Insureds, pursuant to Rule 17g-1(f), desire to enter into an agreement dealing with their respective rights under the Bond in the event of a loss thereunder.
NOW, THEREFORE, the parties hereto agree as follows:
1.	In the event recovery is received under the Bond as a result of a loss sustained by one or more of the Joint Insureds, the registered management investment company sustaining the loss shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3.	Each Joint Insured shall comply with the filing and notification requirements of Rule 17g-1(g) during the term of this Agreement.

4.	This Agreement may be modified or amended by mutual written consent of the Joint Insureds. This Agreement may be terminated by one party on not less than 60 days prior written notice to the other party.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on their behalf as of the day and year first written above.
STI CLASSIC FUNDS

By: /s/ Deborah Lamb
Name: Deborah Lamb
Title: EVP/CCO

STI CLASSIC VARIABLE TRUST

By: /s/ R. Jeffrey Young
Name: R. Jeffrey Young
Title: President